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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67321

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __1/1/2020__ AND ENDING __12/31/2020__
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Tandem Securities, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3706 SW Topeka Blvd., Suite 420

(No. and Street)

Topeka	**KS**	**66609**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

         Kristopher Miller   **785-266-8333**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ohab and Company, PA

(Name – *if individual, state last, first, middle name*)

100 E. Sybelia Ave., Suite 130	**Maitland**	**FL**	**32751**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____**Kristopher Miller**_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____**Tandem Securities, Inc.**_____ , as of _____**December 31**_____ , 20 **20** , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____



JORDYN MILLER
Notary Public
State of Kansas
My Appt. Expires 11·24·24

_____
Notary Public

_____
Signature

President
_____
Title

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [✓] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Tandem Securities, Inc.

Financial Statements for the Year Ended
December 31, 2020
and Report of Independent Registered Public Accounting Firm



hab and Company, P.A.

| 100 E. Sybelia Ave. Suite 130 | *Certified Public Accountants* | Telephone 407-740-7311 |
| Maitland, FL 32751 | Email: pam@ohabco.com | Fax 407-740-6441 |

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of Tandem Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Tandem Securities, Inc. as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Tandem Securities, Inc. as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Tandem Securities, Inc.'s management. Our responsibility is to express an opinion on Tandem Securities, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Tandem Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as Tandem Securities, Inc.'s auditor since 2016.

Maitland, Florida

March 10, 2021

Tandem Securities, Inc.

Statement of Financial Position
December 31, 2020

Assets

Cash	$	18,539
Commissions receivable		9,486
CRD account		1,070
Prepaid expenses		9,296
Property and equipment, net of accumulated depreciation of $24,237		1,481
Total assets	$	39,872

Liabilities and Stockholder's Equity

Liabilities:

Accounts payable and accrued expenses	$	3,701
Commissions payable		8,852
Total liabilities		12,553

Stockholder's equity:

Common stock, no par value, 5,000 shares authorized, 1,000 shares issued and outstanding	$	15,000
Additional paid-in capital		91,140
Retained earnings (deficit)		(78,821)
Total stockholder's equity		27,319
Total liabilities and stockholder's equity	$	39,872

The accompanying notes are an integral part of these financial statements.

Tandem Securities, Inc.

Notes to Financial Statements
December 31, 2020

Note 1 - Summary of Significant Accounting Policies

Organization

Tandem Securities, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission and Financial Industry Regulatory Authority (FINRA). The Company was organized on March 15, 2006 and was granted membership in FINRA effective October 25, 2006. The Company concentrates in the marketing of mutual funds and annuities covering the State of Kansas.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all cash and investments with an original maturity of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2020.

Commissions Receivable

The Company uses the allowance for doubtful accounts method of valuing doubtful commissions receivable, which is based on historical experience coupled with a review of the current status of existing receivables. Based upon its review, management considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Property and Equipment

Property and equipment are recorded at cost and consist of items with original cost greater than $1,000 and a useful life greater than one year. The Company's property and equipment consists of computer equipment and a website. Depreciation is provided on the straight-line method over the estimated useful lives of assets, which are generally three to five years. Assets acquired under capital leases are capitalized and amortized over a period not in excess of applicable lease terms. Expenditures for major renewals and improvements are capitalized. Expenditures for maintenance and repair are charged to expense as incurred: When equipment is retired or otherwise disposed of, the related costs and accumulated depreciation or amortization are removed from the accounts, and any gain or loss is reflected in income.

6

Tandem Securities, Inc.

Notes to Financial Statements
December 31, 2020

Note 1 - Summary of Significant Accounting Policies (continued)

Property and equipment are summarized by major classifications as follows:

	December 31, 2020
Equipment	$ 18,184
Website	7,534
	25,718
Less accumulated depreciation	(24,237)
Net property and equipment	$ 1,481

No depreciation expense was recorded in 2020.

Income Taxes

The Company, with the consent of its stockholder, has elected to be taxed as a pass-through entity under sections of federal and Kansas income tax law, which provide that, in lieu of corporation income taxes, the stockholder separately accounts for his pro rata shares of the Company's items of income, deductions, losses and credits. As a result of this election, no income taxes have been recognized in the accompanying financial statements.

The Company's policy is to evaluate uncertain tax positions annually. Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements.

The Company files income tax returns with the U.S. federal jurisdiction, Kansas, and various other state jurisdictions. The Company is generally not subject to income tax examinations for tax years before 2017.

Subsequent Events

The Company has evaluated those events and transactions that occurred through the date the financial statements were available to be issued. No material events or transactions have occurred during this period which would render the financial statements to be misleading.

Note 2 – Revenue from Contracts with Customers

Revenue from Contracts with customers includes commissions from the sale of mutual funds and variable annuities. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Tandem Securities, Inc.

Notes to Financial Statements
December 31, 2020

_____

Note 2 – Revenue from Contracts with Customers (continued)

The Company may receive commissions that are paid by the fund or variable annuity up front, over time, upon the investor's exit from the fund or variable annuity (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Fixed commission amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, the uncertainty is dependent on the value of the shares at future points in time and may be dependent on the length of time the investor remains in the fund or variable annuity, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund or variable annuity and the investor activities are known, which are usually monthly or quarterly. A liability to the Company's representatives for commissions payable related to those policies, if any, is recognized with the recognition of the revenue from these policies.

Note 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2020, the Company had net capital of $15,360 which was $10,360 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.82 to 1.

Note 4 – Related Party Transactions

The Company has an expense sharing agreement with T&M Financial, Inc. (T&M). T&M is an entity owned by an immediate family member of the Company's shareholder and President. T&M agrees to pay 100% of the rent for the shared space which includes cleaning, utilities, meeting room access, copy and supply access, reception of clients and parking. The Company is billed for actual postage and photocopying costs.

The Company's portion of shared payroll and benefits expenses was 50% for the President (and Shareholder) and his assistant for the year ended December 31, 2020. In addition, the Company's portion of shared payroll and benefits expenses for two shared employees was 100% for the year ended December 31, 2020. These percentages are an estimate of time these employees spent on Company operations.

Tandem Securities, Inc.

Notes to Financial Statements
December 31, 2020

Note 4 – Related Party Transactions (continued)

The total amounts incurred by the Company to T&M during 2020 were $33,162 related to payroll and benefits and $1,984 for postage and photocopying. The amount due to T&M Financial at December 31, 2020 was $3,701, and is reported in Accounts Payable and Accrued Expenses on the Statement of Financial Condition.

Amounts incurred to the President of the Company and family members of the President of the Company in commissions during 2020 was $552,529. The amount due to the President of the Company and family members of the President of the Company at December 31, 2020 was $2,464 in commissions payable.

Note 5 – Lease Commitments

The Company leases software under the terms of a month-to-month operating lease that is cancellable at any time. Software lease expense for 2020 was $9,100.

Note 6 – Concentrations

Commission income generated through one carrier constituted approximately 90% of total revenues.

Note 7 – Commitments and Contingencies

The Company has no other commitments and contingencies except as noted above in Note 5.